July 12, 2024

Bingyi Zhao
Chief Financial Officer
U Power Limited
18/F, Building 3, Science and Technology Industrial Park
Yijiang District, Wuhu City, Anhui Province
People   s Republic of China, 241003

        Re: U Power Limited
            Form 20-F for the Fiscal Year Ended December 31, 2023
            Filed May 15, 2024
            File No. 001-41679
Dear Bingyi Zhao:

       We have limited our review of your filing to the financial statements and related disclosures and have the following comments.

       Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

       After reviewing your response to this letter, we may have additional comments.

Form 20-F for the Fiscal Year Ended December 31, 2023
We have incurred substantial losses in the past..., page 27

1. We note your disclosures that there is substantial doubt about your ability to continue as a going concern and that your auditor indicated in its report on your financial statements for the fiscal year ended December 31, 2023 that there is substantial doubt as to your ability to continue as a going concern for the next 12 months from the date of issuance of the consolidated financial statements. However, we note that your auditor's report does not include a going concern paragraph and the disclosures on page F-20 state that the substantial doubt of the ability to continue as a going concern is alleviated. Please advise or revise future filings to clarify these inconsistencies.
Item 15. Controls and Procedures
Management's Annual Report on Internal Control over Financial Reporting, page
112

2. We note that in the course of preparing your consolidated financial statements for the year
 July 12, 2024
Page 2

       ended December 31, 2023, you identified material weaknesses; however, you do not include a statement as to whether your internal control over financial reporting is effective as required by Item 308(a)(3) of Regulation S-K. Please revise future filings to include a statement as to whether ICFR is effective.
       In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Stephany Yang at 202-551-3167 or Claire Erlanger at 202-551-3301 with any questions.



                                                            Sincerely,

                                                            Division of
Corporation Finance
                                                            Office of
Manufacturing